December 10, 2020

VIA EDGAR

Ms. Deanna Virginio

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	I-Mab (CIK No. 0001778016)

Registration Statement on Form F-1 (File No. 333-251050)

Dear Ms. Virginio:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, I-Mab (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at 4:00 p.m., Eastern Time on December 14, 2020, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

[Signature page follows]

Very truly yours,

I-MAB

By:	/s/ Jielun Zhu
Name:	Jielun Zhu
Title:	Director and Chief Financial Officer

[Signature Page to Issuer Acceleration Request]